Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Effective Registration Statement and Pricing for the Company's Initial Public Offering on NASDAQ

CHONGQING, China, Oct. 7, 2018 /PRNewswire/ -- China Xiangtai Food Co., Ltd. (the "Company"), an emerging growth company primarily engaged in pork processing in China, today announced that its registration statement relating to the Company's proposed initial public offering ("IPO") was declared effective on September 28, 2018 by the United States Securities and Exchange Commission, and that pricing has been set for its planned IPO on Nasdaq.

The offering will be sold on a best efforts basis. Boustead Securities, LLC is acting as the sole underwriter for the offering. In its IPO, the Company is offering a minimum of 1,000,000 ordinary shares and a maximum of 3,000,000 ordinary shares at a price to the public of $5.00 per ordinary share. The Company expects to raise aggregate gross proceeds of between US$5,000,000and US$15,000,000 before commissions and expenses. Upon closing of the offering, the total number of ordinary shares outstanding will be between 21,791,667 and 23,791,667 shares, as described in the prospectus.

The Company has applied to be listed on Nasdaq Capital Market following the closing of the IPO under the ticker symbol "PLIN."

The offering of the Company's ordinary shares may only be made by means of a prospectus. An electronic copy of the prospectus may be obtained from the SEC website at www.sec.gov. A copy of the prospectus may also be obtained, upon written request, from Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 265, Irvine, CA 92618 USA, by email at offerings@boustead1828.com, or by telephone at +1-949-502-4409. Ortoli Rosenstadt LLP is acting as Company's US securities counsel. Sole underwriter Boustead Securities, LLC is being represented by Sichenzia Ross Ference LLP.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. The Company offers fresh and processed products, including a variety of pork, beef, lamb, chicken, duck, and rabbit products. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://www.plinfood.com/.

About Boustead Securities, LLC

Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, please visit http://www.boustead1828.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed IPO. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@cqplinfood.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Boustead Securities, LLC Contact:

Dan McClory, Managing Director, Head of China, and Head of Equity Capital Markets
Phone: +1-949-502-4408
Email: dan@boustead1828.com